Exhibit 99.7

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Interim Condensed Financial Statements

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Interim Condensed Financial Statements

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

Contents

Interim Condensed Financial Statements:

Interim Statements of Financial Position	1

Interim Statements of Operations and Comprehensive Income	2

Interim Statements of Changes in Equity	3

Interim Statements of Cash Flows	4

Notes to Interim Condensed Financial Statements	5-26

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Interim Statements of Financial Position

As at June 30, 2017 and December 31, 2016

(Unaudited - Prepared by Management)

		As at	As at
	Notes	June 30, 2017	December 31, 2016

Assets
Current
Cash		$4,406,271	$3,464,208
Accounts receivable		298,103	107,166
Prepaids and other receivables		2,655,361	503,155
Biological assets	6	2,784,791	1,794,740
Inventory	6	2,713,241	1,908,486
Loans receivable	7	314,089	308,833
		13,171,856	8,086,588
Investment in Whistler Medical Marijuana Company	8	4,058,154	2,565,412
Other investments	9	5,646,754	5,127,258
Property, plant and equipment	10	19,222,709	14,122,288
Goodwill	5	1,792,000	1,792,000
Other intangible assets	5	11,207,050	11,207,050
		$55,098,523	$42,900,596

Liabilities
Current
Trade payables and other liabilities		$1,384,092	$1,175,600
Purchase price liability	4	1,291,496	2,590,367
Mortgage payable	11	—	4,000,000
		2,675,588	7,765,967
Deferred income tax liability	16	1,435,000	1,457,000
		4,110,588	9,222,967

Shareholders’ Equity
Share capital	12(a)	51,566,126	33,590,324
Warrants	12(b)	3,600,110	3,982,895
Contributed surplus	13(a)	1,119,452	735,489
Accumulated deficit		(6,885,127)	(6,215,569)
Accumulated other comprehensive income		1,587,374	1,584,490
		50,987,935	33,677,629
		$55,098,523	$42,900,596
Going concern	2(b)
Contingencies	15
Subsequent events	20

The accompanying notes are an integral part of these interim condensed financial statements

Approved on behalf of the Board of Directors:

“Michael Gorenstein”	“Michael Krestell”
Director	Director

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Interim Statements of Operations and Comprehensive Income

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

		Three months ended		Six months ended
		June 30,		June 30,
	Notes	2017	2016	2017	2016

Product sales		$643,701	$—	$1,157,457	$—

Cost of sales
Inventory expensed to cost of sales		644,429	—	1,700,545	—
Production costs		175,121	64,053	410,356	98,459
Gain on revaluation of biological assets	6	(1,297,023)	(40,468)	(3,109,990)	(40,468)
		(477,473)	23,585	(999,089)	57,991
Gross margin, net of revaluation of biological assets		1,121,174	(23,585)	2,156,546	(57,991)

Investment income
Share of income (loss) from investment in Whistler Medicinal Marijuana Company	8	313,390	11,818	416,862	(2,996)
Interest income from loans receivable	7	—	—	5,256	—
Gain (loss) on other investments	9	1,330,223	(1,325,984)	1,270,813	(1,325,984)
		1,643,613	(1,314,166)	1,692,931	(1,328,980)

Expenses
Salary and benefits		825,622	254,116	1,297,430	318,868
Stock-based compensation	13(b)	439,332	5,928	631,369	5,928
General and administration		1,133,047	199,854	2,041,155	507,516
Interest expense (recovery)	11	(13,400)	37,001	142,147	84,247
Depreciation		228,307	63,849	428,934	127,099
		2,612,908	560,748	4,541,035	1,043,658

Income (loss) before income taxes		151,879	(1,898,499)	(691,558)	(2,430,629)
Income tax recovery	16	(23,000)	(56,000)	(22,000)	(98,000)
Net income (loss)		$174,879	$(1,842,499)	$(669,558)	$(2,332,629)
Gain on revaluation of other investments	9	11,820	—	694,340	—
Total comprehensive income (loss)		$186,699	$(1,842,499)	$24,782	$(2,332,629)

Weighted average number of outstanding shares, basic		132,647,546	43,168,381	128,824,503	43,168,381
Weighted average number of outstanding shares, diluted		167,787,028	43,168,381	128,824,503	43,168,381

Basic and diluted loss per share		$0.00	$(0.04)	$(0.01)	$(0.05)

The accompanying notes are an integral part of these interim condensed financial statements

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Interim Statements of Changes in Equity

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

							Accumulated
							other
		Number of	Share		Contributed	Accumulated	comprehensive
	Notes	shares	capital	Warrants	surplus	deficit	income	Total

Balance at January 1, 2016		42,618,971	$14,799,821	$1,328,882	$598,650	$(5,025,498)	$—	$11,701,855
Shares issued	12(b)(i)	32,432,425	3,146,204	2,832,029	—	—	—	5,978,233
Options issued	13(a)	—	—	—	5,928	—	—	5,928
Share issuance costs		—	(65,062)	—	—	—	—	(65,062)
Net loss		—	—	—	—	(2,332,629)	—	(2,332,629)
Balance at June 30, 2016		75,051,396	$17,880,963	$4,160,911	$604,578	$(7,358,127)	$—	$15,288,325

							Accumulated
							other
		Number of	Share		Contributed	Accumulated	comprehensive
	Notes	shares	capital	Warrants	surplus	deficit	income	Total

Balance at January 1, 2017		121,725,748	$33,590,324	$3,982,895	$735,489	$(6,215,569)	$1,584,490	$33,677,629
Shares issued	12(a)	7,705,000	17,336,250	—	—	—	—	17,336,250
Options vested	13(a)	—	—	—	631,369	—	—	631,369
Options exercised	13(a)	394,163	689,042	—	(247,406)	—	—	441,636
Warrants exercised	12(b)	3,317,416	1,272,152	(382,785)	—	—	—	889,367
Share issuance costs		—	(1,321,642)	—	—	—	—	(1,321,642)
Recycling of unrealized gains to net income	9(ii, iii)	—	—	—	—	—	(691,456)	(691,456)
Net loss		—	—	—	—	(669,558)	—	(669,558)
Other comprehensive income		—	—	—	—	—	694,340	694,340
Balance at June 30, 2017		133,142,327	$51,566,126	$3,600,110	$1,119,452	$(6,885,127)	$1,587,374	$50,987,935

The accompanying notes are an integral part of these interim condensed financial statements

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Interim Statements of Cash Flows

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

		Three months ended		Six months ended
		June 30,		June 30,
	Notes	2017	2016	2017	2016

Operating activities
Net income (loss)		$174,879	$(1,842,499)	$(669,558)	$(2,332,629)
Items not affecting cash:
Share of loss (income) from investment in Whistler Medical Marijuana Company	8	(313,390)	(11,818)	(416,862)	2,996
Depreciation		228,307	63,849	428,934	127,099
Deferred income tax recovery	16	(23,000)	(56,000)	(22,000)	(98,000)
Gain (loss) on other investments	9	(1,330,223)	1,325,984	(1,270,813)	1,325,984
Stock-based compensation	13(b)	439,332	5,928	631,369	5,928
		(824,095)	(514,556)	(1,318,930)	(968,622)
Net changes in non-cash working capital:
Decrease (increase) in prepaids and other receivables		(2,087,393)	5,035	(2,152,206)	27,744
Increase in inventory		(453,695)	—	(804,755)	—
Increase in biological assets		(42,539)	(45,968)	(990,051)	(45,968)
Increase in accrued interest receivable		—	—	(5,256)	—
Increase in accounts receivable		(54,982)	—	(190,937)	—
Decrease (increase) in trade payable and other liabilities		135,533	(543,371)	208,492	(861,675)
Cash flows used in operating activities		(3,327,171)	(1,098,860)	(5,253,643)	(1,848,521)

Investing activities
Purchase of property, plant and equipment	10	(3,493,762)	(9,996)	(5,529,355)	(69,613)
Repayment of purchase price liability	4	—	—	(1,298,871)	—
Proceeds from sale of other investments	9(ii, iii)	1,682,548	—	1,770,201	—
Investment in Whistler Medical Marijuana Company	8	(1,075,880)	—	(1,075,880)	—
Investment in AbCann Global Corporation	9(iii)	(1,016,000)	—	(1,016,000)	—
Dividends received from Whistler Medical Marijuana Company		—	2,154	—	2,154
Cash flows used in investing activities		(3,903,094)	(7,842)	(7,149,905)	(67,459)

Financing activities
Repayment of mortgage payable	11	(4,000,000)	(500,000)	(4,000,000)	(500,000)
Repayment of deposit payable		—	(200,000)	—	(200,000)
Repayment of promissory note payable		—	(950,000)	—	(950,000)
Proceeds from exercise of warrants	12(b)	245,362	—	889,367	—
Proceeds from exercise of options	13(a)	184,661	—	441,636	—
Proceeds from share issuance	12(a)	—	5,978,233	17,336,250	5,978,233
Share issuance costs		—	(65,062)	(1,321,642)	(65,062)
Cash flows provided by financing activities		(3,569,977)	4,263,171	13,345,611	4,263,171
Net change in cash		(10,800,242)	3,156,469	942,063	2,347,191
Cash - beginning of year		15,206,513	318,062	3,464,208	1,127,340
Cash - end of year		$4,406,271	$3,474,531	$4,406,271	$3,474,531

Supplemental cash flow information
Interest received		$—	$—	$—	$—
Interest paid		$80,000	$134,401	$200,000	$134,401

The accompanying notes are an integral part of these interim condensed financial statements

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Interim Condensed Financial Statements

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

1.                   Nature of business

Cronos Group Inc., formerly PharmaCan Capital Corp. (“Cronos” or the “Company”), was incorporated as 2339498 Ontario Inc. under the Business Corporations Act (Ontario) on August 21, 2012, changed its name on October 18, 2012 to Searchtech Ventures Inc. (“Searchtech”) and was classified as a Capital Pool Company as defined pursuant to Policy 2.4 of the TSX Venture Exchange (“TSX-V”). Cronos is a publicly traded corporation, with its head office located at 76 Stafford Street, Suite 302, Toronto, Ontario, M6J 2S1. The Company’s common shares are listed on TSX-V under the trading symbol “MJN”.

On December 10, 2014, the Company closed its Qualifying Transaction (the “Transaction”) with Hortican Inc. (“Hortican”), a company whose business model is to invest in medical marijuana companies in Canada, pursuant to which the shareholders of Hortican completed a reverse takeover of the Company. Immediately prior to the completion of the Transaction, the Company changed its name to PharmaCan Capital Corp. and consolidated its shares on a one for seven (1:7) basis. Following these changes, Hortican amalgamated with 8996741 Canada Inc., a wholly owned subsidiary of the Company formed solely for the purpose of facilitating the Transaction. Pursuant to the amalgamation, the Company indirectly acquired all of the issued and outstanding shares of Hortican and issued post-consolidation shares of the Company on the basis of approximately 2.1339 post-consolidation shares for each one of Hortican’s shares. Hortican warrants, stock options, and convertible debentures are also exchangeable at the same conversion ratio, and the exercise price for such securities is divided by the conversion ratio.

Effective upon the closing of the Transaction, the financial year end of the Company was changed from March 31 of each year to December 31 of each year to align the financial years of the Company to that of Hortican.

For the purposes of accounting for the Transaction, Hortican is considered the acquirer and the Company, the acquiree. Accordingly, the consolidated financial statements are in the name of Cronos Group Inc. (formerly PharmaCan Capital Corp.), however they are a continuation of the financial statements of Hortican, which was incorporated under the Business Corporations Act (Ontario) on January 17, 2013. The Company began rebranding itself as Cronos Group Inc. on October 6, 2016. The Company finalized its name change to Cronos Group Inc. on February 27, 2017.

In the Zone Produce Ltd. (“In the Zone”) was incorporated under the Business Corporations Act (British Columbia) on March 15, 2013. In the Zone is a licensed producer and seller of medical cannabis pursuant to the provisions of the Access to Cannabis for Medical Purposes Regulation and the Controlled Drugs and Substances Act and its Regulations. Health Canada issued the license to produce to In the Zone on February 26, 2014, and the license to sell on February 28, 2017. In the Zone was acquired by Hortican on November 5, 2014.

Peace Natural Projects Inc. (“Peace”) was incorporated under the Business Corporations Act on November 21, 2012. Peace is a licensed producer and seller of medical cannabis pursuant to the provisions of the Access to Cannabis for Medical Purposes Regulation and the Controlled Drugs and Substances Act and its Regulations. Health Canada issued the license to Peace on October 31, 2013, which was successfully renewed on November 1, 2016. Peace was acquired by Hortican on September 6, 2016. Additional information on the transaction is disclosed in Note 4.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Interim Condensed Financial Statements

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

2.                   Basis of presentation

The interim condensed statements for the six month periods ended June 30, 2017 and June 30, 2016 have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting.” The same accounting policies and methods of computation as those used in the preparation of the fiscal 2016 Annual Report were followed in the preparation of these interim condensed financial statements.

The interim condensed financial statements do not conform in all respects to the requirements of International Financial Reporting Standards as issued by the International Accounting Standards Board for annual financial statements. Accordingly, these interim condensed financial statements should be read in conjunction with the December 31, 2016 audited consolidated financial statements and notes.

(a)              Basis of consolidation

These interim condensed financial statements include the accounts of Cronos Group Inc. (formerly Pharmacan Capital Corp.), and its wholly owned subsidiaries, Hortican Inc., In the Zone Produce Ltd., and Peace Naturals Project Inc. All intercompany transactions, balances, revenues and expenses have been eliminated. The Company applies the acquisition method to account for business combinations in accordance with IFRS 3. Acquisition related costs are expensed as incurred.

(b)              Going concern

These interim condensed financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company’s ability to continue in the normal course of operations is dependent on its ability to raise debt and equity financing, generate funds through the sale of its investments at amounts favourable to the Company, and on the ability of its subsidiaries to successfully renew their licenses to produce and sell medical cannabis. There are no assurances that the Company will be successful in achieving these goals. These circumstances cast significant doubt on the Company’s ability to continue as going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. These interim condensed financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

(c)               Statement of compliance

These interim condensed financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These interim condensed financial statements were approved by the Board of Directors on August 28, 2017.

(d)              Basis of measurement

Apart from certain assets and liabilities measured at fair value as required under certain IFRSs, the interim condensed financial statements have been presented and prepared on the basis of historical cost.

(e)               Functional and presentation currency

These interim condensed financial statements are presented in Canadian dollars, which is the functional currency of the Company and all subsidiaries.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Interim Condensed Financial Statements

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

2.                   Basis of presentation (continued)

(f)                Estimates and critical judgments by management

The preparation of these interim condensed financial statements in conformity with International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the current period. These estimates are reviewed periodically and adjustments are made to income as appropriate in the year they become known. Items for which actual results may differ materially from these estimates are described in the following section.

(i)                  Warrants and options

Warrants and options are initially recognized at fair value, based on the application of the Black-Scholes option pricing model. This pricing model requires management to make various assumptions and estimates which are susceptible to uncertainty, including the volatility of the share price, expected dividend yield and expected risk-free interest rate.

(ii)               Useful lives of property, plant and equipment

Depreciation of property, plant and equipment is dependent upon estimates of useful lives, which are determined through the exercise of judgement. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of the assets.

(iii)            Impairment of cash-generating units and goodwill

The impairment test for cash generating units (“CGUs”) to which goodwill is allocated is based on the value in use of the CGU, determined in accordance with the expected cash flow approach. The calculation is based primarily on assumptions used to estimate future cash flows, the cash flow growth rate and the discount rate used.

(iv)           Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (CGU). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Interim Condensed Financial Statements

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

2.                   Basis of presentation (continued)

(f)                Estimates and critical judgments by management (continued)

(v)              Fair value of financial assets available-for-sale

Financial assets available for sale consist of privately and publicly held investments. Determination of the fair values of privately held investments requires the Company to make various assumptions about the future prospects of the investees, the economic, legal, and political environment in which the investees operate, and the ability of the investees to obtain financing to support their operations. As a result, any value estimated may not be realized or realizable, and the values may differ from values that would be realized if a ready market existed.

The determination of fair value of the Company’s privately held investments is subject to inherent limitations. Financial information for private companies may not be available, or may be unreliable. Use of the valuation approach described below involves uncertainties and management judgments, and any value estimated from these techniques may not be realized or realizable.

The Company’s management considers specific information about the investee companies, trends in general market conditions, and the share performance of similar publicly traded companies when valuing the Company’s privately held investments.

The absence of the occurrence of any of the following events, any significant change in trends in general market conditions, or any significant change in share performance of comparable publicly traded companies generally indicates that the fair value of the privately held investments has not materially changed.

Management considers the following factors to indicate a change in the fair value, or impairment of, a privately held investment, and may adjust the value if:

a. there have been significant corporate, political, legal, or operating events affecting the investee company such that, management believes they will have a material impact on the investee company’s prospects and therefore its fair value. In these circumstances, the adjustment to fair value of the investment will be based on management’s judgment;

b. the investee company is placed into receivership or bankruptcy;

c. based on financial information received from the investee company, it is evident that the investee company is unlikely to be able to continue as a going concern;

d. receipt or denial by the investee company of medical marijuana licenses from Health Canada, which allow the investee company to initiate or continue operations; and

e. management changes by the investee company that the Company’s management believes will have an impact on the investee company’s ability to achieve its objectives and build value for shareholders.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Interim Condensed Financial Statements

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

2.                   Basis of presentation (continued)

(vi)           Income taxes

Income taxes and tax exposures recognized in the interim condensed financial statements reflect management’s best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

In addition, when the Company incurs losses that cannot be associated with current or past profits, it assesses the probability of taxable profits being available in the future based on its budgeted forecasts. These forecasts are adjusted to take account of certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate that sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

(vii)        Biological assets and inventory

Biological assets, consisting of cannabis plants, are measured at fair value less costs to sell. At the point of harvest, the biological assets are transferred to inventory at fair value less costs to sell, as a result, critical estimates related to the valuation of biological assets are also applicable to inventory.

Determining the fair value less costs to sell requires the Company to make assumptions about the expected future yield from the cannabis plants, the value associated with each stage of the plants’ growth cycle, estimated selling price, costs to convert harvested cannabis to finished goods, and costs to sell. The Company’s estimates, are, by their nature, subject to change. Gains or losses arising from changes in these estimates will be reflected in the fair value less costs to sell, and included in the results of operations for the year.

3.                   New and revised standards and interpretations issued but not yet effective

(a)              AMENDMENTS TO IFRS 2 SHARE-BASED PAYMENTS

IFRS 2 clarifies how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The effective date of these amendments is January 1, 2018. The Company will adopt the amendments as of its effective date. The Company is currently analyzing the possible impact of these amendments on its interim condensed financial statements.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Interim Condensed Financial Statements

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

3.                   New and revised standards and interpretations issued but not yet effective (continued)

(b)              IFRS 9 FINANCIAL INSTRUMENTS

IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit and loss or at fair value through other comprehensive income. The effective date of this standard is January 1, 2018. The Company will adopt this new standard as of its effective date. The Company is currently analyzing the possible impact of this Standard on its interim condensed financial statements.

(c)               IFRS 15 REVENUE FROM CONTRACTS WITH CUSTOMERS

IFRS 15 was issued by IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company will adopt this new standard as of its effective date. The Company is currently analyzing the possible impact of this Standard on its interim condensed financial statements.

(d)              IFRS 16 LEASES

IFRS 16 was issued in January 2016 and replaces the previous guidance on leases. This standard provides a single recognition and measurement model to be applied to leases, with required recognition of assets and liabilities for most leases. This standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if the Company is also applying IFRS 15, Revenue from Contracts with Customers. The Company will adopt this new standard as of its effective date. The Company is currently evaluating the impact of the adoption of this new standard on its interim condensed financial statements.

4.                   Acquisition of Peace Naturals Project

On September 6, 2016, the Company acquired all of the remaining issued and outstanding shares of Peace Naturals Project Inc. (“Peace”), a company headquartered in Stayner, Ontario. Consideration for the acquisition included $6,247,543 in cash and $2,590,367 (approximately 30%) to be paid once all conditions of the agreement are settled. The conditions were based on the passage of time to ensure there were no additional liabilities identified. As of the acquisition date, the Company owns 100% of the outstanding shares of Peace. As the Company previously held shares of Peace, the acquisition is considered a step acquisition and resulted in a loss due to fair value remeasurement.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Interim Condensed Financial Statements

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

4.              Acquisition of Peace Naturals Project (continued)

The preliminary purchase price allocation for this acquisition is shown below:

Fair value of consideration transferred:
Cash	$6,247,543
Liability	2,590,367
8,837,910
Fair value of previously held interest:
Fair value of previously held interest immediately before acquisition	3,314,960
Loss due to fair value remeasurement at acquisition date	(346,970)
2,967,990
$11,805,900
Fair value of net assets acquired:
Cash	$109,443
Accounts receivable	50,647
Prepaid and deposits	29,000
Inventory	1,194,417
Biological assets	865,542
Property and equipment	10,281,935
Goodwill	1,400,000
Other intangible assets (i)	9,595,824
Accounts payable and accrued liabilities	(2,860,072)
Loans payable	(7,460,836)
Deferred tax liability	(1,400,000)
$11,805,900

Due to the complexities in identifying certain intangible assets, such as licenses and intellectual property, and assigning fair values thereto, the Company has yet to finalize its assessment of the purchase price allocation. The allocation of the consideration paid will be adjusted once a valuation of certain intangible assets has been finalized. Management expects to complete the assessment by the end of Q3 2017.

(i)                  Other intangible assets are expected to include a Health Canada license.

During the six months ended June 30, 2017, approximately 50% of the liability has been repaid by the Company, resulting in the remaining balance of $1,291,496.

5.     Intangible assets

	Balance at
	January 1,		As at
Goodwill	2017	Additions	June 30, 2017
In the Zone	$392,000	$—	$392,000
Peace (Note 4)	1,400,000	—	1,400,000
	$1,792,000	$—	$1,792,000

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Interim Condensed Financial Statements

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

5.                   Intangible assets (continued)

	Balance at
	January 1,		As at
Other intangible assets	2017	Additions	June 30, 2017
In the Zone Health Canada License	$1,611,226	$—	$1,611,226
Peace (Note 4)	9,595,824	—	9,595,824
	$11,207,050	$—	$11,207,050

6.                   Biological assets and inventory

The Company’s biological assets consist of medical cannabis plants. The changes in the carrying amount of the biological assets are as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Carrying amount - beginning of period	$2,742,252	$—	$1,794,740	$—
Purchase of biological assets	—	5,500	—	5,500
Changes in fair value of biological assets	1,297,023	40,468	3,109,990	40,468
Transferred to inventory upon harvest	(1,254,484)	—	(2,119,939)	—
Carrying amount - end of period	$2,784,791	$45,968	$2,784,791	$45,968

The Company estimates the harvest yields for the plants varies at different stages of growth. As of June 30, 2017, it is expected that the Company’s biological assets will yield approximately 402 kg of medical cannabis (December 31, 2016 - 213 kg). As at June 30, 2017, the Company held 498 kg of finished goods (December 31, 2016 - 236 kg) and 0.298 kg of seeds in raw material (December 31, 2016 - 0.298 kg), and has 5,221 plants that are biological assets (December 31, 2016 - 2,558 plants).

The valuation of the medical cannabis plants was completed using the Company’s internal model. Significant assumptions used in determining the fair value of medical cannabis plants include: (a) stage of plant growth, (b) wastage of plants in their various stages, (c) sale price less cost to sell, and (d) harvest yield. Management believes that differences arising from the sensitivity of the inputs are not material.

Inventory consists of the following:

	As at	As at
	June 30,	December 31,
	2017	2016
Finished goods	$3,180,637	$1,502,064
Raw materials	193,880	193,880
Supplies and consumables	189,803	212,542
Less: allowance to net realizable value	(851,079)	—
	$2,713,241	$1,908,486

The allowance to net realizable value is included in inventory expensed to cost of sales in the statement of operations.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Interim Condensed Financial Statements

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

7.                   Loans receivable

	As at	As at
	June 30,	December 31,
	2017	2016
(a) Loan receivable from Evergreen Medicinal Supply Inc. (“Evergreen”)	$264,750	$264,750
(b) Loan receivable from Vert/Green Medical Inc. (“Vert”)	—	375,000
	264,750	639,750
Add: Accrued interest	49,339	92,017
	314,089	731,767
(b) Less: Principal and interest received	—	(422,934)
Loans receivable	$314,089	$308,833

(a)              During the year ended December 31, 2016, the Company revised the estimates of the recoverability of the loan due to updated and favourable operational conditions, and wrote up the loan to the initial amount of $264,750 plus accrued interest of approximately $37,500. The loan is due on demand, bearing interest at 8% per year, calculated and payable annually in arrears.

(b)              During the year ended December 31, 2016, the full amount of the loan plus accrued interest was repaid and the entire amount was recovered. The loan was due on demand, and bore interest at 8% per year, calculated and payable semi-annually in arrears.

8.                   Investment in Whistler Medical Marijuana Company

As at June 30, 2017, the investment represents approximately 21.5% (December 31, 2016 - 21.5%) ownership in Whistler Medical Marijuana Company, incorporated in Canada. Whistler Medical Marijuana Company is a licensed producer and seller of medical marijuana with operations in British Columbia, Canada. The investment is accounted for using the equity method.

Reconciliation of the carrying amount of the investment is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Balance - beginning of period	$2,668,884	$2,389,801	$2,565,412	$2,404,615
Purchase of additional shares	1,075,880	—	1,075,880	—
Company’s share of dividends paid	—	(2,154)	—	(2,154)
Company’s share of income (loss)	313,390	11,818	416,862	(2,996)
Balance - end of period	$4,058,154	$2,399,465	$4,058,154	$2,399,465

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Interim Condensed Financial Statements

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

9.                   Other investments

Other investments consist of investments in common shares of several companies in the medicinal marijuana industry. These shares, with the exception of Evergreen Medicinal Supply Inc., are traded in an active market, and as a result have a reliably measurable fair value.

	As at	As at
	June 30,	December 31,
Available-for-sale investments	2017	2016
The Hydropothecary Corporation (i)	$726,003	$412,502
Canopy Growth Corporation (ii)	235,099	337,010
AbCann Global Corp. (iii)	3,184,548	3,073,172
Evergreen Medicinal Supply Inc. (iv)	300,000	300,000
	$4,445,650	$4,122,684
Fair value through profit and loss investment
AbCann Global Corp. - share warrants (v)	$1,201,104	$1,004,574
	$5,646,754	$5,127,258

(i)                During the six month period ended June 30, 2017, BFK Capital Corp. acquired all of the outstanding shares of Hydropothecary Corporation, and began trading as Hydropothecary Corporation, (TSX-V:THCX). As a result of this transaction, Hydropothecary Corporation executed a 6:1 stock split. The fair value of the investment held by the Company was revalued at the fair market value as of June 30, 2017, with the gain recognized as other comprehensive income.

(ii)             During the six months ended June 30, 2017, the Company sold some of its shares of Canopy for proceeds of $87,653. The cumulative gain previously recognized as other comprehensive income on these shares was reclassified to income during the period. The remaining shares were revalued at June 30, 2017 based on the fair market value, with the gain recognized as other comprehensive income.

(iii)          During the six months ended June 30, 2017, AbCann Medicinals Inc. (“AbCann”) performed a reverse takeover with Panda Capital Inc. As a result of this transaction, AbCann began trading as AbCann Global Corporation (TSX-V:ABCN). Furthermore, the Company subscribed for additional shares of AbCann of $1,016,000 during the period.

During the six months ended June 30, 2017, the Company sold some of its shares of AbCann for proceeds of $1,682,548. The cumulative gain previously recognized as other comprehensive income on these shares was reclassified to income during the period. The remaining shares were revalued at June 30, 2017 based on the fair market value, with the gain recognized as other comprehensive income.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Interim Condensed Financial Statements

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

9.                   Other investments (continued)

(iv)           On March 16, 2017, Evergreen received a cultivation license under the Access to Cannabis for Medical Purposes Regulations (the “ACMPR”). As a result, the Company completed its subscription for a second tranche of shares of Evergreen for $100,000 and exercised its option to acquire an additional 5% of the equity of Evergreen for $500,000, for a total additional investment of $600,000. However, Evergreen, through its counsel, has indicated that the Company is not entitled to any interest in Evergreen and has rejected the payment. The Company filed a statement of claim in the Supreme Court of British Columbia and Evergreen has filed a statement of defence. The Company intends to vigorously pursue the enforcement of its rights to acquire equity in Evergreen.

(v)              As at June 30, 2017, the fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: risk free rate: 0.71 - 1.10% (December 31, 2016 - 0.60 - 0.73%); volatility: 65% (December 31, 2016 - 65%); expected life: 0.18 - 1.27 (December 31, 2016 - 0.7 - 1.7 years); and dividend yield: Nil% (December 31, 2016 - Nil%).

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Canopy Growth Corporation (ii)	$—	$—	$36,059	$—
AbCann Global Corp. - shares (iii)	1,038,224	—	1,038,224	—
AbCann Global Corp.- share warrants (v)	291,999	—	196,530	—
Peace Naturals Project Inc.	—	(1,325,984)	—	(1,325,984)
Gain (loss) recognized through profit-and-loss	$1,330,223	$(1,325,984)	$1,270,813	$(1,325,984)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
The Hydropothecary Corporation (i)	$(324,501)	$—	$313,501	$—
Canopy Growth Corporation (ii)	(79,055)	—	(34,537)	—
AbCann Global Corp. - shares (iii)	415,376	—	415,376	—
Gain recognized through other comprehensive income	$11,820	$—	$694,340	$—

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Interim Condensed Financial Statements

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

10.            Property, plant and equipment

	Balance at
	January 1,		As at
Cost	2017	Additions	June 30, 2017
Land	$1,558,177	$—	$1,558,177
Building structures	2,761,262	1,296,204	4,057,466
Vehicle	31,430	58,528	89,958
Furniture and equipment	31,706	6,125	37,831
Computer equipment	47,434	—	47,434
Software	40,587	14,486	55,073
Fencing	3,249	—	3,249
Security equipment	471,376	189,071	660,447
Production equipment	2,105,261	812,526	2,917,787
Road	137,376	—	137,376
Leasehold improvements	1,428,965	—	1,428,965
Construction in progress	6,034,162	3,152,415	9,186,577
	$14,650,985	$5,529,355	$20,180,340

	Balance at
	January 1,		As at
Accumulated depreciation	2017	Additions	June 30, 2017
Building structures	$120,141	$85,343	$205,484
Vehicle	3,929	8,515	12,444
Furniture and equipment	13,718	3,477	17,195
Computer equipment	25,712	7,906	33,618
Software	10,147	9,421	19,568
Fencing	975	162	1,137
Security equipment	58,595	57,032	115,627
Production equipment	103,434	179,394	282,828
Road	5,677	2,748	8,425
Leasehold improvements	186,369	74,936	261,305
	$528,697	$428,934	$957,631
Net book value	$14,122,288		$19,222,709

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Interim Condensed Financial Statements

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

10.            Property, plant and equipment (continued)

	Balance at
	January 1,		As at
Cost	2016	Additions	June 30, 2016
Land	$210,000	$—	$210,000
Building structures	824,127	—	824,127
Road	137,376	—	137,376
Furniture and equipment	26,658	—	26,658
Computer equipment	28,859	—	28,859
Fencing	3,249	—	3,249
Security equipment	179,898	1,921	181,819
Production equipment	72,656	8,049	80,705
Leasehold improvements	1,363,014	59,643	1,422,657
	$2,845,837	$69,613	$2,915,450

	Balance at
	January 1,		As at
Accumulated depreciation	2016	Additions	June 30, 2016
Building structures	$62,569	$20,712	$83,281
Road	181	2,748	2,929
Furniture and equipment	7,998	2,666	10,664
Computer equipment	12,111	4,810	16,921
Fencing	650	162	812
Security equipment	7,915	18,134	26,049
Production equipment	14,455	5,333	19,788
Leasehold improvements	40,072	72,534	112,606
	$145,951	$127,099	$273,050
Net book value	$2,699,886		$2,642,400

11.            Mortgage payable

On September 6, 2016, the Company obtained a mortgage in connection with the acquisition of Peace (Note 4) with a principal balance of $4,000,000. The mortgage was interest-bearing at 12% per annum compounded and payable monthly. The mortgage was secured by a first charge on Peace’s property as well as a first ranking security interest charging all the personal property of Peace and each covenantor in the amount of the loan. The mortgage matured on June 1, 2017 and was fully repaid.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Interim Condensed Financial Statements

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

12.            Share capital and reserves

(a)              Share capital

(i)                  Common Shares

The Company is authorized to issue an unlimited number of common shares.

The holders of the common shares are entitled to receive dividends which may be declared from time to time, and are entitled to one vote per share at meetings of the Company. All shares are ranked equally with regards to the Company’s residual assets.

During the six months ended June 30, 2017, the Company closed its previously announced bought deal offering pursuant to the filing of a short form prospectus, including the full exercise of the over-allotment option. A total of 7,705,000 common shares of the Company were sold at a price of $2.25 per share for aggregate gross proceeds of $17,336,250.

As at June 30, 2017, 1,928,984 of the Company’s shares are held in escrow (December 31, 2016 - 3,233,992). The release of these shares is subject to regulatory approval.

(ii)               Special Shares

The Company is authorized to issue an unlimited number of special shares, issuable in series.

The special shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, right, privileges, restrictions and conditions attached to the shares in each series. No special shares have been issued since the Company’s inception.

(b)              Warrants

The following is a summary of changes in warrants for the period from January 1, 2016 to June 30, 2016:

	Number of
	Warrants	Amount
Balance at January 1, 2016	15,795,422	$1,328,882
Issuance of warrants - May 2016 (i)	32,432,425	2,832,029
Balance at June 30, 2016	48,227,847	$4,160,911

(i)                  32,432,425 units were issued in two private placements. Each unit consisted of one common share and one common share purchase warrant, for total consideration of $5,978,233. Each warrant has an exercise price of $0.245.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Interim Condensed Financial Statements

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

12.       Share capital and reserves (continued)

(b)         Warrants (continued)

The following is a summary of changes in warrants for the period from January 1, 2017 to June 30, 2017:

	Number of
	Warrants	Amount
Balance at January 1, 2017	45,885,172	$3,982,895
Exercise of warrants - January 2017 (i)	(375,565)	(163,679)
Exercise of warrants - January 2017 (ii)	(298,066)	—
Exercise of warrants - March 2017 (iii)	(1,140,351)	(116,316)
Exercise of warrants - April 2017 (iv)	(350,877)	(66,316)
Exercise of warrants - April 2017 (v)	(744,198)	—
Exercise of warrants - May 2017 (vi)	(165,377)	—
Exercise of warrants - May 2017 (vii)	(192,982)	(36,474)
Exercise of warrants - June 2017 (viii)	(50,000)	—
Expiry of warrants	(19,210)	—
Balance at June 30, 2017	42,548,546	$3,600,110

(i)                375,565 warrants were exercised in exchange for $266,651 in cash. These warrants were granted on January 30, 2014, and had an exercise price of $0.71.

(ii)             298,066 warrants were exercised in exchange for $23,845 in cash. These warrants were granted on January 18, 2013, and had an exercise price of $0.08.

(iii)          1,140,351 warrants were exercised in exchange for $353,509 in cash. These warrants were granted on October 8, 2015, and had an exercise price of $0.31.

(iv)         350,877 warrants were exercised in exchange for $108,772 in cash. These warrants were granted on October 28, 2015, and had an exercise price of $0.31.

(v)            744,198 warrants were exercised in exchange for $59,536 in cash. These warrants were granted on January 18, 2013, and had an exercise price of $0.08.

(vi)         165,377 warrants were exercised in exchange for $13,230 in cash. These warrants were granted on January 18, 2013, and had an exercise price of $0.08.

(vii)      192,982 warrants were exercised in exchange for $59,824 in cash. These warrants were granted on October 28, 2015, and had an exercise price of $0.31.

(viii)   50,000 warrants were exercised in exchange for $4,000 in cash. These warrants were granted January 18, 2013 and had an exercise price of $0.08.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Interim Condensed Financial Statements

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

12.            Share capital and reserves (continued)

(b)              Warrants (continued)

As at June 30, 2017, the Company has outstanding warrants as follows:

	Number of
Grant date	warrants	Exercise price	Expiry
January 18, 2013	4,368,754	$0.08	18-Jan-18
October 8, 2015	4,101,680	0.31	8-Oct-20
October 23, 2015	1,478,245	0.31	23-Oct-20
October 28, 2015	167,442	0.31	28-Oct-20
May 13, 2016	10,810,812	0.245	13-May-21
May 27, 2016	21,621,613	0.245	27-May-21
	42,548,546	$0.24

13.            Share-based payments

(a)              Option Plan Details

The Company has an incentive Stock Option Plan (“the Plan”) under which non-transferrable options to purchase common shares of the Company may be granted to directors, officers, or service providers of the Company. The terms of the Plan provide that Directors have the right to grant options to acquire common shares of the Company at not less than the selling price of the shares on the day preceding the grant at varying terms. The maximum number of common shares reserved for issuance for options that may be granted under the Plan is 10% of the common shares outstanding. No amounts are paid or payable by the recipient on receipt of the option, and the options granted are not dependent on any performance-based criteria.

The following is a summary of changes in options for the periods from January 1, 2016 to June 30, 2016 and from January 1, 2017 to June 30, 2017:

	Number of
	Options	Amount
Balance at January 1, 2016	1,610,003	$598,650
Issuance of options (i)	157,850	5,928
Balance at June 30, 2016	1,610,003	$604,578

Balance at January 1, 2017	6,177,594	$735,489
Exercise of options - January 2017 (ii)	(32,009)	(13,956)
Exercise of options - February 2017 (iii)	(32,000)	(22,752)
Exercise of options - March 2017 (iv)	(171,695)	(104,330)
Exercise of options - April 2017 (v)	(93,000)	(66,114)
Exercise of options - April 2017 (vi)	(30,416)	(15,342)
Exercise of options - May 2017 (vii)	(35,043)	(24,912)
Issuance of options (viii)	3,299,000	—
Vesting of issued options	—	631,369
Balance at June 30, 2017	9,082,431	$1,119,452

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Interim Condensed Financial Statements

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

13.            Share-based payments (continued)

(a)              Option Plan Details (continued)

(i)                During the six months ended June 30, 2016, 157,850 options were issued to a former consultant and a former director of the Company. These options had an exercise price of $0.285.

(ii)             During the six months ended June 30, 2017, 32,009 options were exercised in exchange for $22,726 in cash. These options were granted on January 30, 2014, and had an exercise price of $0.71.

(iii)          During the six months ended June 30, 2017, 32,000 options were exercised in exchange for $36,800 in cash. These options were granted on August 5, 2014, and had an exercise price of $1.15.

(iv)         During the six months ended June 30, 2017, 171,695 options were exercised in exchange for $197,449 in cash. These options were granted on September 19, and December 17, 2014, and had an exercise price of $1.15.

(v)            During the six months ended June 30, 2017, 93,000 options were exercised in exchange for $106,950 in cash. These options were granted on August 5, 2014, and had an exercise price of $1.15.

(vi)         During the six months ended June 30, 2017, 30,416 options were exercised in exchange for $37,412 in cash. These options were granted on October 6, 2016, and had an exercise price of $1.23.

(vii)      During the six months ended June 30, 2017, 35,043 options were exercised in exchange for $40,299 in cash. These options were granted on August 5, 2014, and had an exercise price of $1.15.

(viii)   During the six months ended June 30, 2017, 2,600,000 options were issued to a member of key management and a director of the Company. An additional 699,000 options were issued to employees and consultants of the Company. The total of 3,299,000 options had an exercise price of $3.14.

The weighted average share price at the dates of exercise of options during the six months ended June 30, 2017 was $2.61 (six months ended June 30, 2016 - $Nil).

As at June 30, 2017, the Company had outstanding and exercisable options as follows:

		Weighted
	Number of	average	Weighted average remaining
Grant date	options	exercise price	contractual life (years)
August 5, 2014 (i)	53,347	$1.15	0.10
December 17, 2014 (i)	435,000	1.15	0.47
August 5, 2016 (ii)	1,225,000	0.50	4.10
October 6, 2016 (ii)	3,588,084	1.23	4.27
November 16, 2016 (iii)	300,000	1.50	0.87
November 21, 2016 (ii)	182,000	1.84	4.38
April 12, 2017 (ii)	3,299,000	3.14	4.79
Outstanding at June 30, 2017	9,082,431	$1.84	4.12
Exercisable at June 30, 2017	1,945,911	$1.32	2.80

(i)                  These options vest immediately upon issuance, shall expire at the earlier of 180 days of the death, disability or incapacity of the holder or five years after the date of issue, and can only be settled in equity.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Interim Condensed Financial Statements

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

13.            Share-based payments (continued)

(ii)             These options vest evenly through a 48 month period, shall expire at the earlier of 180 days of the death, disability or incapacity of the holder or five years after the date of issue, and can only be settled in equity.

(iii)          These options vested on May 15, 2017, shall expire at the earlier of 180 days of the death, disability or incapacity of the holder or five years after the date of issue, and can only be settled in equity.

As at June 30, 2017, the weighted average exercise price of options outstanding is $1.84 (December 31, 2016 - $1.10). The weighted average exercise price of options exercisable is $1.32 (December 31, 2016 - $1.09).

(b)              Fair Value of Options Issued During the Period

The fair value of the options was determined using the Black-Scholes option pricing model. The following inputs were used:

	Six months ended
	June 30,
	2017	2016
Share price at grant date	$3.27	$0.19 - $0.21
Exercise price	$3.14	$0.285
Risk free interest rate	0.96%	0.50%
Expected life of options (years)	5	0.25
Expected annualized volatility	55%	150%
Expected dividend yield	0%	0%
Weighted average Black Scholes value at grant date	$1.59	$0.04

(c)               Expenses Arising from Share-based Payment Transactions

Total expenses arising from share-based payment transactions recognized during the six month period ended June 30, 2017 as part of stock-based compensation were $631,369 (2016 - $5,928).

14.            Related party transactions and balances

The following is a summary of the Company’s related party transactions during the year:

(a)              Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of an entity, and include executive and non-executive directors. Compensation provided to key management is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Short-term employee benefits, including salaries and fees	$105,768	$91,058	$211,702	$134,895
Professional fees	59,786	21,650	71,114	77,900
Stock-based compensation	160,645	2,370	228,135	2,370
	$326,199	$115,078	$510,951	$215,165

As at June 30, 2017, there was a balance payable of $Nil to members of key management (December 31, 2016 - $85,797).

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Interim Condensed Financial Statements

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

15.            Contingencies

(a)              The following are related to Peace:

(i)                Peace is subject to a claim for $12 million for damages related to the death of 12 cannabis plants held in its care, amounting to $1 million per plant. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend itself; accordingly, no provision for loss has been recognized.

(ii)             Peace is subject to a claim for $15 million for the non-closure of a share purchase agreement. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend itself; accordingly, no provision for loss has been recognized.

(iii)          Peace is subject to a claim for $125,000 related to warrants of the Company that were not issued as was originally agreed upon. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend itself; accordingly, no provision for loss has been recognized.

16.            Income taxes

The Company’s statutory income tax rate is 26.5% for the six month periods ended June 30, 2017 and June 30, 2016, representing the best estimate of the average annual effective tax rate expected to apply for the full year, applied to the pre-tax income of the six month periods.

Deferred tax liabilities have been offset by deferred tax assets relating to loss carryforwards where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Movement in the net deferred tax liability is provided below:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Balance - beginning of period	$1,458,000	$153,000	$1,457,000	$195,000
Recognized in income	(23,000)	(56,000)	(22,000)	(98,000)
Balance - end of period	$1,435,000	$97,000	$1,435,000	$97,000

17.            Financial instruments

(a)              Financial risks

(i)                  Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company’s management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. The Company’s funding is provided in the form of capital raised through the issuance of shares, and warrants.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Interim Condensed Financial Statements

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

17.            Financial instruments (continued)

(a)              Financial risks (continued)

(i)                  Liquidity risk (continued)

The following represents an analysis of the age of trade payables:

	As at	As at
	June 30,	December 31,
	2017	2016
Current	$770,549	$146,848
Less than 30 days past billing date	235,699	149,892
31 to 60 days past billing date	20,401	33,049
61 to 90 days past billing date	38,416	15,992
Over 90 days past billing date	11,049	240,101
	$1,076,114	$585,882

(ii)               Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company is exposed to this risk through its loans receivable, and accounts receivable.

As at June 30, 2017, the value of its loans receivable was $314,089 (December 31, 2016 - $308,833) and the value of its accounts receivable was $298,103 (December 31, 2016 - $107,166). The Company is not significantly exposed to credit risk, as these receivables comprise 1.1% (December 31, 2016 - 0.7%) of the Company’s total assets.

(iii)            Market risk

(1)              Price risk

Price risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate due to changes in market prices. The value of the financial instruments can be affected by changes in interest rates, market and economic conditions, and equity and commodity prices. The Company is exposed to price risk in divesting its investments in private companies and unfavourable market conditions could result in dispositions of investments at less than favourable prices. Further, in the revaluation of securities classified as available-for-sale, this could result in significant write-downs of the Company’s investments, which would have an adverse impact on the Company’s financial position.

The Company manages price risk by having a portfolio of securities from multiple issuers, such that the Company is not singularly exposed to any one issuer. The Company also has set thresholds on purchases of investments over which the approval of the Board of Directors is required.

(2)              Concentration risk

Concentration risk is the risk that any single investment or group thereof, has the potential to materially affect the operating results of the Company. The Company is exposed to this risk as all of its investments are currently within the medical marijuana industry. As such, the Company’s financial results may be adversely affected by the unfavourable performance of those investments or the industry in which they operate.

It is management’s opinion that the Company is not subject to significant interest rate risk.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Interim Condensed Financial Statements

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

18.            Fair value hierarchy

Assets recorded at fair value on the interim condensed statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 - valuation techniques using the inputs for the asset or liability that are not based on observable market data (unobservable inputs).

In these interim condensed financial statements, classification of assets measured at fair value is as follows:

Level 1 - cash; other investments (Canopy, Hydropothecary, AbCann shares)

Level 2 - warrants, options;

Level 3 - other investments (Evergreen), biological assets.

The Company’s policy for determining when transfers between levels of the fair value hierarchy is deemed to have occurred is based on the date of the event or changes in circumstances that caused the transfer.

During the six months ended June 30, 2017, Hydropothecary and AbCann became publicly traded. Due to the event, the investments in Hydropothecary and AbCann were transferred out of Level 3 as the inputs for the valuation of the investment were no longer unobservable. The investments in Hydropothecary and AbCann were transferred into Level 1 of the fair value hierarchy, as the valuation of the investments is based on quoted prices in an active market.

19.            Capital management

The Company considers its capital to be its equity. The Company’s objectives when managing its capital are to maintain sufficient capital base in order to meet its short-term obligations and at the same time preserve investors’ confidence required to sustain future investments.

20.            Subsequent events

(a)              Subsequent to the six months ended June 30, 2017, the Company entered into a commitment letter for $40 million in debt financing. The loan is secured for a first mortgage on the real estate of each of Peace and In the Zone. In the Zone, Hortican and the Company are also guarantors of the loan. The loan bears interest at a rate of 12% per annum, and has a 2 year term with a one-year extension option, and is repayable on one-month’s notice.

(b)              Subsequent to the six months ended June 30, 2017, the Company granted options to subscribe to 2,903,000 common shares of the Company to the Company’s employees and directors, in accordance with the Company’s stock option plan. The options are exercisable at a price of $2.42 per common share and shall expire at the earlier of 180 days of the death, disability or incapacity of the holder or five years after the date of issue.

(c)               Subsequent to the period, 248,066 warrants were exercised at an exercise price of $0.08 per warrant, and correspondingly, 248,066 common shares were issued.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Interim Condensed Financial Statements

For the six month periods ended June 30, 2017 and June 30, 2016

(Unaudited - Prepared by Management)

20.            Subsequent events (continued)

(d)              Subsequent to the period, 2,300,000 warrants were exercised at an exercise price of $0.245 per warrant, and correspondingly, 2,300,000 common shares were issued.

(e)               Subsequent to the period, 157,894 warrants were exercised at an exercise price of $0.31 per warrant, and correspondingly, 157,894 common shares were issued.

(f)                Subsequent to the period, 83,333 options were exercised at an exercise price of $0.50 per option, and correspondingly, 83,333 common shares were issued.